FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated October 30, 2009
2.	Certificate of B S R & Co., statutory auditors of the ICICI Bank Limited
3.	Financial Results for the Quarter and Half-Year ended September 30, 2009

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 14, 2009

Performance Review – Quarter ended September 30, 2009

•	18% sequential increase in stand alone profit after tax to Rs. 1,040 crore for the quarter ended September 30, 2009 from Rs. 878 crore for the quarter ended June 30, 2009

•	19% sequential decline in total provisions to Rs. 1,071 crore for the quarter ended September 30, 2009 from Rs. 1,324 crore for the quarter ended June 30, 2009

•	8% sequential decrease in operating and direct marketing agency expenses to Rs. 1,379 crore for the quarter ended September 30, 2009 from Rs. 1,494 crore for the quarter ended June 30, 2009

•	Current and savings account (CASA) ratio increased to 36.9% at September 30, 2009 from 30.0% at September 30, 2008 and 30.4% at June 30, 2009

•	Strong capital adequacy ratio of 17.7% and Tier-1 capital adequacy ratio of 13.3%; Tier-1 capital adequacy ratio highest among large Indian banks

•	76% increase in consolidated profit after tax to Rs. 1,145 crore for the quarter ended September 30, 2009 from Rs. 651 crore for the quarter ended September 30, 2008

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited unconsolidated accounts and the unaudited consolidated accounts of the Bank for the quarter ended September 30, 2009.

Profit & loss account

•
Profit after tax increased by 18% sequentially, to Rs. 1,040 crore (US$ 216 million) for the quarter ended September 30, 2009 (Q2-2010) from Rs. 878 crore (US$ 183 million) for the quarter ended June 30, 2009 (Q1-2010). Profit after tax for the quarter ended September 30, 2008 (Q2-2009) was Rs. 1,014 crore (US$ 211 million).

•
Net interest margin increased from 2.4% in Q1-2010 to 2.5% in Q2-2010. Net interest income increased sequentially to Rs. 2,036 crore (US$ 423 million) for Q2-2010 from Rs. 1,985 crore (US$ 413 million) for Q1-2010. Net interest income was lower compared to Q2-2009 mainly due to the decrease in advances owing to the moderation in system credit growth, and decline in advances of overseas branches.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•
Fee income increased sequentially to Rs. 1,387 crore (US$ 288 million) in Q2-2010 from Rs. 1,319 crore (US$ 274 million) in Q1-2010. Fee income is in line with the reduced investment and mergers & acquisition activity in the corporate sector, reflecting the change in market conditions in the second half of fiscal 2009.

•
Operating expenses (including direct marketing agency expenses) decreased by 8% to Rs. 1,379 crore (US$ 287 million) in Q2-2010 from Rs. 1,494 crore (US$ 311 million) in Q1-2010. The Bank achieved a reduction in the cost/average asset ratio to 1.5% in Q2-2010 from 1.6% in Q1-2010.

•	Total provisions decreased sequentially to Rs. 1,071 crore (US$ 223 million) in Q2-2010 from Rs. 1,324 crore (US$ 275 million) in Q1-2010.

Balance sheet

The Bank has made further progress in its strategy of strengthening its deposit franchise. This is reflected in the Bank’s robust growth in savings and current account deposits and increase in the CASA ratio. The Bank continues to invest in expansion of its branch network to enhance its deposit franchise and create an integrated distribution network for both asset and liability products.

In line with the above strategy, the total deposits of the Bank were Rs. 197,832 crore (US$ 41.1 billion) at September 30, 2009, compared to Rs. 210,236 crore (US$ 43.7 billion) at June 30, 2009. During the quarter, the Bank’s savings account deposits increased by Rs. 4,859 crore (US$ 1,010 million) and current account deposits increased by Rs. 4,094 crore (US$ 851 million) resulting in an improvement in the CASA ratio to 36.9% at September 30, 2009 from 30.0% at September 30, 2008 and 30.4% at June 30, 2009.

The branch network of the Bank stood at 1,520 at October 26, 2009. The Bank is in the process of implementing the 580 branch licenses received from Reserve Bank of India which would expand the branch network to about 2,000 branches, giving the Bank a wide distribution reach in the country.

The loan book of the Bank decreased to Rs. 190,860 crore (US$ 39.7 billion) at September 30, 2009 from Rs. 198,102 crore (US$ 41.2 billion) at June 30, 2009 mainly due to the decrease in the agricultural loan portfolio in line with the seasonal nature of the business, and repayments from the retail loan portfolio, partly offset by increase in corporate advances.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Capital adequacy

The Bank’s capital adequacy at September 30, 2009 as per Reserve Bank of India’s Basel II norms was 17.7% and Tier-1 capital adequacy was 13.3%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

Asset quality

At September 30, 2009, the Bank’s net non-performing asset ratio was at the same level as June 30, 2009 at 2.19%. Total provisions decreased sequentially by 19% to Rs. 1,071 crore (US$ 223 million) in Q2-2010 from Rs. 1,324 crore (US$ 275 million) in Q1-2010.

Consolidated profits

Consolidated profit after tax of the Bank increased by 76% from Rs. 651 crore (US$ 135 million) in Q2-2009 to Rs. 1,145 crore (US$ 238 million) in Q2-2010, driven primarily by the sharp reduction in losses of ICICI Prudential Life Insurance Company (ICICI Life) and increase in profit of other subsidiaries.

Overseas banking subsidiaries

ICICI Bank Canada’s profit after tax for Q2-2010 was CAD 13.8 million. ICICI Bank Canada’s capital position continued to be strong with a capital adequacy ratio of 23.2% at September 30, 2009. ICICI Bank UK’s profit after tax for Q2-2010 was USD 12.6 million. ICICI Bank UK’s capital position continued to be strong with a capital adequacy ratio of 16.3% at September 30, 2009.

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) maintained its position as the largest private sector life insurer based on retail new business weighted received premium during the half year ended September 30, 2009. ICICI Life’s total premium in Q2-2010 was Rs. 3,634 crore (US$ 756 million). ICICI Life’s renewal premium in Q2-2010 increased by 28% compared to Q2-2009, reflecting the long term sustainability of the business. New business annualised premium equivalent (APE) in Q2-2010 was Rs. 1,212 crore (US$ 252 million). ICICI Life’s unaudited New Business Profit (NBP) in Q2-2010 was Rs. 233 crore (US$ 48 million). Due to customer acquisition costs, which are not amortised, and reserving for actuarial liability, ICICI Life’s statutory accounting results reduced the consolidated

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

profit after tax of ICICI Bank by Rs. 51 crore (US$ 11 million) in Q2-20101 (compared to Rs. 228 crore (US$ 47 million) in Q2-2009). Assets held increased 66% from Rs. 30,107 crore (US$ 6.3 billion) at September 30, 2008 to Rs. 50,093 crore (US$ 10.4 billion) at September 30, 2009.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during the half year ended September 30, 2009. ICICI General’s premium in Q2-2010 was Rs. 801 crore (US$ 167 million). ICICI General’s profit after tax for Q2-2010 was Rs. 51 crore (US$ 11 million).

Securities and asset management

ICICI Prudential Asset Management Company’s profit after tax for Q2-2010 was Rs. 48 crore (US$ 10 million) compared to Rs. 16 crore (US$ 3 million) in Q2-2009. ICICI Securities’ profit after tax for Q2-2010 was Rs. 38 crore (US$ 8 million) compared to Rs. 10 crore (US$ 2 million) in Q2-2009.

1 Life insurance companies worldwide make accounting losses in initial years due to business set-up and customer acquisition costs in the initial years and reserving for actuarial liability. Further, in India, amortization of acquisition costs is not permitted. If properly priced, life insurance policies are profitable over the life of the policy, but at the time of sale, there is a loss on account of non-amortized expenses and commissions, generally termed as new business strain that emerges out of new business written during the year. New Business Profit (NBP) is an alternate measure of the underlying business profitability (as opposed to the statutory profit or loss) and relevant in the case of companies in their growth phase. NBP is the present value of the profits of the new business written during the year. It is based on standard economic and non-economic assumptions including risk discount rates, investment returns, mortality, expenses and persistency assumptions. Disclosure on economic assumptions is available in the annual report for the year ended March 31, 2009.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore
	FY 2009	Q1-2009	Q2-2009	H1-2009	Q1-2010	Q2-2010	H1-2010
Net interest income	8,367	2,090	2,148	4,238	1,985	2,036	4,021
Non-interest income	7,603	1,538	1,877	3,415	2,090	1,824	3,914
- Fee income	6,524	1,958	1,876	3,834	1,319	1,387	2,706
- Lease and other income	636	174	154	328	57	140	197
- Treasury income	443	(594)	(153)	(747)	714	297	1,011
Less:
Operating expense	6,306	1,634	1,543	3,177	1,467	1,358	2,825
Direct market agent (DMA)[1] expense	529	228	145	373	27	21	48
Lease depreciation	210	52	52	104	52	46	98
Operating profit	8,925	1,714	2,285	3,999	2,529	2,435	4,964
Less: Provisions	3,808	792	924	1,716	1,324	1,071	2,395
Profit before tax	5,117	922	1,361	2,283	1,205	1,364	2,569
Less: Tax	1,359	194	347	541	327	324	651
Profit after tax	3,758	728	1,014	1,742	878	1,040	1,918
1.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
2.	Prior period figures have been re-grouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

 Summary Balance Sheet
Rs. crore
	March 31, 2009	September 30, 2008	September 30, 2009
Assets
Cash & bank balances	29,966	35,613	29,267
Advances	218,311	221,985	190,860
Investments	103,058	97,147	119,965
Fixed & other assets	27,966	30,225	26,282
Total	379,301	384,970	366,374
Liabilities
Networth	49,533	48,645	51,258
- Equity capital	1,113	1,113	1,114
- Reserves	48,420	47,532	50,144
Preference capital	350	350	350
Deposits	218,348	223,402	197,832
CASA ratio	28.7%	30.0%	36.9%
Borrowings	92,805	94,849	99,773
Other liabilities	18,265	17,724	17,161
Total	379,301	384,970	366,374

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as will” , “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue”, and similar expressions or variations of such expressions may constitute “forward-looking statements”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate in or where a material number of our customers reside, our ability to successfully implement our strategy, including our retail deposit growth strategy, our use of the internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of non performing and restructured loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the state of the global financial system and systemic risks, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rupesh Kumar at 91-22-2653 7126 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 48.10

Item 2

B S R & Co. (Registered) Chartered ccountants	KPMG House Kamala Mills Compound 448, Senapati Bapat Marg Lower Parel, Mumbai – 400 013 India	Telephone Fax	+91(22) 3989 6000 +91(22) 3983 6000

Auditors’ Report on quarterly and year to date Financial Results of ICICI Bank Limited pursuant to the Clause 41 of the Listing Agreement

To the Board of Directors
ICICI Bank Limited

l.
We have audited the quarterly financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 30 September 2009 and the year to date results for the period 1 April 2009 to 30 September 2009, attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the listing agreement. These quarterly financial results as well as the year to date financial results have been prepared from interim financial statements, which are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 as per Section 211(3C) of the Companies Act, 1956.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s).  An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
We did not audit the financial statements of the Singapore, Bahrain and Hong Kong branches of the Bank, whose financial statements reflect total assets of Rs 775,928.9 million as at 30 September 2009 and total revenues of Rs 11,619.4 million for the three months then ended and total revenues of Rs 23,940.2 million for six months then ended. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and which were relied upon by us for our opinion on the financial statements of the Bank.

In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results:

a)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and

b)	give a true and fair view of the net profit for the quarter ended 30 September 2009 as well as the year to date results for the period from 1 April 2009 to 30 September 2009.

B S R & Co.
Auditors’ Report (continued)
ICICI Bank Limited

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by management of the Bank, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of non promoter shareholdings, as furnished by the Bank in terms of clause 35 of the listing agreement and found the same to be correct.

For B S R & Co.
Chartered Accountants

/s/ Akeel Master
Akeel Master
Partner
Membership No: 046768

Mumbai
30 October 2009

Item 3
ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED UNCONSOLIDATED FINANCIAL RESULTS
  (Rupees in crore)

Sr. No	Particulars	Three months ended		Half year ended		Year ended
		September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	March 31, 2009
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	6,656.94	7,834.98	13,790.38	15,726.78	31,092.55
	a) Interest/discount on advances/bills	4,493.03	5,711.39	9,579.59	11,465.55	22,323.83
	b) Income on investments	1,627.99	1,794.06	3,204.09	3,682.28	7,403.06
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	185.68	136.09	386.40	265.04	518.71
	d) Others	350.24	193.44	620.30	313.91	846.95
2.	Other income	1,823.79	1,877.33	3,913.67	3,415.51	7,603.72
3.	TOTAL INCOME (1)+(2)	8,480.73	9,712.31	17,704.05	19,142.29	38,696.27
4.	Interest expended	4,620.87	5,687.36	9,769.05	11,489.41	22,725.93
5.	Operating expenses (e)+(f)+(g)	1,424.53	1,740.04	2,970.55	3,653.95	7,045.11
	e) Employee cost	449.55	488.06	916.07	1,011.28	1,971.70
	f) Direct marketing expenses	20.90	144.50	48.40	372.83	528.92
	g) Other operating expenses	954.08	1,107.48	2,006.08	2,269.84	4,544.49
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	6,045.40	7,427.40	12,739.60	15,143.36	29,771.04
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)	2,435.33	2,284.91	4,964.45	3,998.93	8,925.23
8.	Provisions (other than tax) and contingencies	1,071.30	923.53	2,394.95	1,716.02	3,808.26
9.	Exceptional items	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	1,364.03	1,361.38	2,569.50	2,282.91	5,116.97
11.	Tax expense (h)+(i)	323.90	347.17	651.15	540.69	1,358.84
	h) Current period tax	402.29	579.63	795.34	944.27	1,830.51
	i) Deferred tax adjustment	(78.39)	(232.46)	(144.19)	(403.58)	(471.67)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES (10)–(11)	1,040.13	1,014.21	1,918.35	1,742.22	3,758.13
13.	Extraordinary items (net of tax expense)	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)	1,040.13	1,014.21	1,918.35	1,742.22	3,758.13
15.	Paid-up equity share capital (face value Rs. 10/-)	1,113.60	1,113.29	1,113.60	1,113.29	1,113.29
16.	Reserves excluding revaluation reserves	50,144.66	47,531.95	50,144.66	47,531.95	48,419.73
17.	Analytical ratios
	i) Percentage of shares held by Government of India	..	..	..	..	..
	ii) Capital adequacy ratio	17.69%	14.01%	17.69%	14.01%	15.53%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expenses (not annualised for quarter/period) (in Rs.)	9.34	9.11	17.23	15.65	33.76
	b) Diluted EPS before and after extraordinary items, net of tax expenses (not annualised for quarter/period) (in Rs.)	9.30	9.09	17.17	15.60	33.70

 (Rupees in crore)
Sr. No	Particulars	Three months ended		Half year ended		Year ended
		September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	March 31, 2009
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
18.	NPA Ratio[1,2]
	i) Gross non-performing advances (net of technical write-off)	9,200.89	9,501.48	9,200.89	9,501.48	9,649.31
	ii) Net non-performing advances	4,499.05	4,232.93	4,499.05	4,232.93	4,553.94
	iii) % of gross non-performing advances (net of technical write-off) to gross advances	4.69*	4.18%	4.69%	4.18%	4.32%
	iv) % of net non-performing advances to net advances	2.36%	1.91%	2.36%	1.91%	2.09%
19.	Return on assets (annualised)	1.17%	1.05%	1.06%	0.89%	0.98%
20.	Public shareholding
	i) No. of shares	1,113,564,145	1,113,249,042	1,113,564,145	1,113,249,042	1,113,250,642
	ii) Percentage of shareholding	100	100	100	100	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the bank)	..	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the bank)	..	..	..	..	..
22.	Deposits	197,832.05	223,401.72	197,832.05	223,401.72	218,347.82
23.	Advances	190,860.18	221,984.67	190,860.18	221,984.67	218,310.85
24.	Total assets	366,374.14	384,970.39	366,374.14	384,970.39	379,300.96
1.
At June 30, 2009, the gross non-performing advances (net of technical write-off) were Rs. 9,416.32 crore and the net non-performing advances were Rs. 4,607.84 crore. The percentage of gross non-performing advances (net of technical write-off) to gross advances was 4.63% and percentage of net non-performing advances to net advances was 2.33% at June 30, 2009.

2.
The percentage of gross non-performing customer assets to gross customer assets was 4.39% and net non-performing customer assets to net customer assets was 2.19% at September 30, 2009. Customer assets include advances and credit substitutes.

CONSOLIDATED FINANCIAL RESULTS
(Rupees in crore)
Sr. No.	Particulars	Three months ended		Half year ended		Year ended
		September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	March 31, 2009
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	14,595.85	15,590.46	29,210.91	30,234.76	64,153.08
2.	Net profit	1,144.57	651.48	2,179.83	1,268.75	3,576.95
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for quarter/period) (in Rs.)	10.28	5.85	19.58	11.40	32.13
	b) Diluted EPS (not annualised for quarter/period) (in Rs.)	10.23	5.84	19.49	11.36	32.07

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rupees in crore)
Sr. No.	Particulars	Three months ended		Half year ended		Year ended
		September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	March 31, 2009
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	4,497.08	6,078.27	9,433.26	12,155.85	23,015.21
b	Wholesale Banking	5,041.26	6,414.43	10,635.16	13,103.41	24,807.71
c	Treasury	6,403.42	7,020.33	13,767.01	13,798.18	29,590.87
d	Other Banking	185.21	201.85	239.12	278.02	612.57
	Total revenue	16,126.97	19,714.88	34,074.55	39,335.46	78,026.36
	Less: Inter segment revenue	7,646.24	10,002.57	16,370.50	20,193.17	39,330.09
	Income from operations	8,480.73	9,712.31	17,704.05	19,142.29	38,696.27
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	(321.89)	276.69	(759.22)	405.39	58.05
b	Wholesale Banking	948.98	1,106.15	1,525.63	2,296.78	3,413.31
c	Treasury	599.71	(131.58)	1,697.70	(540.91)	1,284.35
d	Other Banking	137.23	110.12	105.39	121.65	361.26
	Total segment results	1,364.03	1,361.38	2,569.50	2,282.91	5,116.97
	Unallocated expenses	..	..	..	..	..
	Profit before tax	1,364.03	1,361.38	2,569.50	2,282.91	5,116.97
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(36,027.33)	(8,860.48)	(36,027.33)	(8,860.48)	(15,889.85)
b	Wholesale Banking	32,727.46	15,708.43	32,727.46	15,708.43	24,549.79
c	Treasury	48,870.41	36,626.76	48,870.41	36,626.76	36,988.70
d	Other Banking	606.56	1,032.38	606.56	1,032.38	572.04
e	Unallocated	5,431.16	4,488.15	5,431.16	4,488.15	3,662.34
	Total	51,608.26	48,995.24	51,608.26	48,995.24	49,883.02

Notes on segmental results:
1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury“ includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Notes:
1.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on “Interim Financial Reporting”.
2.	During the three months ended September 30, 2009, the Bank has allotted 240,058 equity shares of Rs. 10.00 each pursuant to exercise of employee stock options.
3.	Status of equity investors’ complaints/grievances for the three months ended September 30, 2009:

Opening balance	Additions	Disposals	Closing balance
0	12	12	0

4.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
5.	The above financial results have been approved by the Board of Directors at its meeting held on October 30, 2009.
6.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co., Chartered Accountants.
7.	Rs. 1 crore = Rs. 10 million.

Place	:	Mumbai	N. S. Kannan
Date	:	October 30, 2009	Executive Director & CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 30, 2009	By:	/s/ Ranganath Athreya
			Name:	Ranganath Athreya
			Title:	General Manager - Joint Company Secretary & Head Compliance – Non Banking Subsidiaries